
03020262

FORM SE
FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

Ameriquest Mortgage Securities Inc.	**0001102913**
Exact Name of Registrant as Specified in Charter	**Registrant CIK Number**
Form 8-K, May 14, 2003, Series 2003-AR2	**333-103335**

Name of Person Filing the Document
(If Other than the Registrant)


MAY 1 5 2003

PROCESSED
MAY 2 2 2003
THOMSON FINANCIAL


RECD S.E.C.
MAY 1 5 2003
1086

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: May __, 2003

AMERIQUEST MORTGAGE SECURITIES INC.



By:____________________
Name: John P. Grazer
Title: CFO

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS EXHIBIT IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

EXHIBIT INDEX

Exhibit No.	Description	Format
99.1	Computational Materials	P*

* The Computational Materials have been filed on paper pursuant to a continuing hardship exemption from certain electronic requirements.

Subordinate Bond Cashflows1
Ameriquest Mortgage Securities, Inc. Series 2003-AR2
(Default) - Pricing: 100% PPC / 27% CPR


RECEIVED
MAY 15 2003

Assumes 1mL = 1.31% for Life

		Beginning Class M-1 Balance	Class M-1 Interest Paid	Class M-1 Principal Paid
			6,132,322.81	**55,000,000.00**
1	6/25/2003	55,000,000.00	138,600.00	0
2	7/25/2003	55,000,000.00	99,000.00	0
3	8/25/2003	55,000,000.00	102,300.00	0
4	9/25/2003	55,000,000.00	102,300.00	0
5	10/25/2003	55,000,000.00	99,000.00	0
6	11/25/2003	55,000,000.00	102,300.00	0
7	12/25/2003	55,000,000.00	99,000.00	0
8	1/25/2004	55,000,000.00	102,300.00	0
9	2/25/2004	55,000,000.00	102,300.00	0
10	3/25/2004	55,000,000.00	95,700.00	0
11	4/25/2004	55,000,000.00	102,300.00	0
12	5/25/2004	55,000,000.00	99,000.00	0
13	6/25/2004	55,000,000.00	102,300.00	0
14	7/25/2004	55,000,000.00	99,000.00	0
15	8/25/2004	55,000,000.00	102,300.00	0
16	9/25/2004	55,000,000.00	102,300.00	0
17	10/25/2004	55,000,000.00	99,000.00	0
18	11/25/2004	55,000,000.00	102,300.00	0
19	12/25/2004	55,000,000.00	99,000.00	0
20	1/25/2005	55,000,000.00	102,300.00	0
21	2/25/2005	55,000,000.00	102,300.00	0
22	3/25/2005	55,000,000.00	92,400.00	0
23	4/25/2005	55,000,000.00	102,300.00	0
24	5/25/2005	55,000,000.00	99,000.00	0
25	6/25/2005	55,000,000.00	102,300.00	0
26	7/25/2005	55,000,000.00	99,000.00	0
27	8/25/2005	55,000,000.00	102,300.00	0
28	9/25/2005	55,000,000.00	102,300.00	0
29	10/25/2005	55,000,000.00	99,000.00	0
30	11/25/2005	55,000,000.00	102,300.00	0
31	12/25/2005	55,000,000.00	99,000.00	0
32	1/25/2006	55,000,000.00	102,300.00	0
33	2/25/2006	55,000,000.00	102,300.00	0
34	3/25/2006	55,000,000.00	92,400.00	0
35	4/25/2006	55,000,000.00	102,300.00	0
36	5/25/2006	55,000,000.00	99,000.00	0
37	6/25/2006	55,000,000.00	102,300.00	0
38	7/25/2006	55,000,000.00	99,000.00	0
39	8/25/2006	55,000,000.00	102,300.00	5,087,311.17

40	9/25/2006	49,912,688.83	92,837.60	7,422,741.84
41	10/25/2006	42,489,947.00	76,481.90	3,390,138.00
42	11/25/2006	39,099,809.00	72,725.64	999,384.82
43	12/25/2006	38,100,424.18	68,580.76	973,979.52
44	1/25/2007	37,126,444.66	69,055.19	949,218.68
45	2/25/2007	36,177,225.98	67,289.64	925,085.97
46	3/25/2007	35,252,140.00	59,223.60	901,565.46
47	4/25/2007	34,350,574.54	63,892.07	878,641.61
48	5/25/2007	33,471,932.93	60,249.48	856,299.30
49	6/25/2007	32,615,633.63	60,665.08	834,523.78
50	7/25/2007	31,781,109.85	57,206.00	813,300.66
51	8/25/2007	30,967,809.18	57,600.13	792,615.96
52	9/25/2007	30,175,193.23	56,125.86	772,456.00
53	10/25/2007	29,402,737.23	52,924.93	752,807.49
54	11/25/2007	28,649,929.74	53,288.87	733,657.45
55	12/25/2007	27,916,272.30	50,249.29	714,993.24
56	1/25/2008	27,201,279.06	50,594.38	696,802.55
57	2/25/2008	26,504,476.51	49,298.33	679,073.36
58	3/25/2008	25,825,403.15	44,936.20	661,793.99
59	4/25/2008	25,163,609.16	46,804.31	644,953.01
60	5/25/2008	24,518,656.15	44,133.58	628,539.31
61	6/25/2008	23,890,116.84	44,435.62	612,542.07
62	7/25/2008	23,277,574.77	41,899.63	596,950.72
63	8/25/2008	22,680,624.04	42,185.96	581,754.97
64	9/25/2008	22,098,869.07	41,103.90	566,944.80
65	10/25/2008	21,531,924.27	38,757.46	552,510.41
66	11/25/2008	20,979,413.86	39,021.71	538,442.30
67	12/25/2008	20,440,971.56	36,793.75	524,731.17
68	1/25/2009	19,916,240.39	37,044.21	511,367.97
69	2/25/2009	19,404,872.42	36,093.06	498,343.88
70	3/25/2009	18,906,528.54	31,762.97	485,650.31
71	4/25/2009	18,420,878.23	34,262.83	473,278.87
72	5/25/2009	17,947,599.36	32,305.68	461,221.40
73	6/25/2009	17,486,377.96	32,524.66	449,469.94
74	7/25/2009	17,036,908.01	30,666.43	438,016.74
75	8/25/2009	16,598,891.27	30,873.94	426,854.22
76	9/25/2009	16,172,037.05	30,079.99	415,975.03
77	10/25/2009	15,756,062.02	28,360.91	405,371.98
78	11/25/2009	15,350,690.03	28,552.28	395,038.07
79	12/25/2009	14,955,651.96	26,920.17	384,966.48
80	1/25/2010	14,570,685.48	27,101.47	375,150.56
81	2/25/2010	14,195,534.92	26,403.69	365,583.82
82	3/25/2010	13,829,951.10	23,234.32	356,259.96
83	4/25/2010	13,473,691.14	25,061.07	347,172.81
84	5/25/2010	13,126,518.33	23,627.73	338,316.38
85	6/25/2010	12,788,201.95	23,786.06	329,684.81
86	7/25/2010	12,458,517.14	22,425.33	321,272.41
87	8/25/2010	12,137,244.73	22,575.28	313,073.62
88	9/25/2010	11,824,171.11	21,992.96	305,083.03

89	10/25/2010	11,519,088.09	20,734.36	297,295.35
90	11/25/2010	11,221,792.74	20,872.53	11,221,792.74

Ameriquest Mortgage Securities, Inc. Series 2003-AR2

Class A-4

						2.49	2.49	2.49	Av Life
		NWC (1)	NWC (2)	NWC (3)		NWC (1)	NWC (2)	NWC (3)	
0	5/14/2003					100.00000	100.00000	100.00000	
1	6/25/2003	4.62	4.62	9.60		98.09815	98.09815	98.09815	
2	7/25/2003	6.46	6.46	9.59		96.22853	96.22853	96.22853	
3	8/25/2003	6.25	6.25	9.58		94.39065	94.39065	94.39065	
4	9/25/2003	6.25	6.25	9.56		92.58393	92.58393	92.58393	
5	10/25/2003	6.46	6.46	9.54		90.80782	90.80782	90.80782	
6	11/25/2003	6.25	6.25	9.52		89.06179	89.06179	89.06179	
7	12/25/2003	6.46	6.46	9.50		87.34530	87.34530	87.34530	
8	1/25/2004	6.25	6.25	9.48		85.65783	85.65783	85.65783	
9	2/25/2004	6.25	6.25	9.45		83.99886	83.99886	83.99886	
10	3/25/2004	6.68	6.68	9.45		82.36790	82.36790	82.36790	
11	4/25/2004	6.25	6.25	9.40		80.76445	80.76445	80.76445	
12	5/25/2004	6.46	6.46	9.39		78.09371	78.09371	78.09371	
13	6/25/2004	6.25	6.25	9.37		75.50994	75.50994	75.50994	
14	7/25/2004	6.45	6.45	9.40		73.01010	73.01010	73.01010	
15	8/25/2004	6.24	6.24	9.38		70.59129	70.59129	70.59129	
16	9/25/2004	6.24	6.24	9.38		68.25067	68.25067	68.25067	
17	10/25/2004	6.45	6.45	9.40		65.98553	65.98553	65.98553	
18	11/25/2004	6.24	6.24	9.40		63.79324	63.79324	63.79324	
19	12/25/2004	6.45	6.45	9.41		61.67128	61.67128	61.67128	
20	1/25/2005	6.24	6.24	9.40		59.61720	59.61720	59.61720	
21	2/25/2005	6.23	6.23	9.40		57.62866	57.62866	57.62866	
22	3/25/2005	6.90	6.90	9.43		55.70337	55.70337	55.70337	
23	4/25/2005	6.23	6.23	9.40		53.83886	53.83886	53.83886	
24	5/25/2005	6.47	7.60	9.37		49.37380	49.38359	49.38359	
25	6/25/2005	6.25	7.31	9.39		45.30156	45.31929	45.31929	
26	7/25/2005	6.46	7.50	9.41		41.58553	41.60961	41.60961	
27	8/25/2005	6.24	7.21	9.45		38.19194	38.22103	38.22103	
28	9/25/2005	6.24	7.17	9.48		35.09030	35.12324	35.12324	

29	10/25/2005	6.44	7.36	9.47	32.25301	32.28882	32.28882
30	11/25/2005	6.22	7.51	9.27	29.65514	29.69519	29.69519
31	12/25/2005	6.42	7.69	9.19	27.27415	27.31732	27.31732
32	1/25/2006	6.21	7.38	9.24	25.08963	25.13498	25.13498
33	2/25/2006	6.21	7.31	9.23	23.08315	23.12990	23.12990
34	3/25/2006	6.86	8.03	8.89	21.23804	21.28552	21.28552
35	4/25/2006	6.19	7.19	9.19	19.53923	19.58688	19.58688
36	5/25/2006	6.39	7.69	8.55	18.64093	18.69224	18.69224
37	6/25/2006	6.19	7.42	7.42	18.64093	18.69224	18.69224
38	7/25/2006	6.39	7.64	7.64	18.64093	18.69224	18.69224
39	8/25/2006	6.18	7.37	7.37	18.64093	18.69224	18.69224
40	9/25/2006	6.18	7.34	7.34	18.64093	18.69224	18.69224
41	10/25/2006	6.39	7.56	7.56	18.64093	18.69224	18.69224
42	11/25/2006	6.18	7.58	7.58	18.64093	18.69224	18.69224
43	12/25/2006	6.38	7.80	7.80	18.64093	18.69224	18.69224
44	1/25/2007	6.17	7.52	7.52	18.64093	18.69224	18.69224
45	2/25/2007	6.17	7.49	7.49	18.64093	18.69224	18.69224
46	3/25/2007	6.83	8.26	8.26	18.64093	18.69224	18.69224
47	4/25/2007	6.17	7.43	7.43	18.64093	18.69224	18.69224
48	5/25/2007	6.37	7.91	7.91	18.64093	18.69224	18.69224
49	6/25/2007	6.17	7.62	7.62	18.64093	18.69224	18.69224
50	7/25/2007	6.37	7.85	7.85	18.55596	18.61063	18.61063
51	8/25/2007	6.16	7.56	7.56	18.15931	18.21454	18.21454
52	9/25/2007	6.16	7.53	7.53	17.77364	17.82931	17.82931
53	10/25/2007	6.37	7.75	7.75	17.39857	17.45456	17.45456
54	11/25/2007	6.16	7.47	7.47	17.03375	17.08994	17.08994
55	12/25/2007	6.36	7.69	7.69	16.67880	16.73509	16.73509
56	1/25/2008	6.16	7.41	7.41	16.33340	16.38969	16.38969
57	2/25/2008	6.16	7.38	7.38	15.99722	16.05342	16.05342
58	3/25/2008	6.58	7.86	7.86	15.66995	15.72597	15.72597
59	4/25/2008	6.15	7.33	7.33	15.35128	15.40705	15.40705
60	5/25/2008	6.36	7.54	7.54	15.04092	15.09637	15.09637
61	6/25/2008	6.15	7.27	7.27	14.73860	14.79367	14.79367
62	7/25/2008	6.35	7.49	7.49	14.44405	14.49868	14.49868
63	8/25/2008	6.15	7.22	7.22	14.15700	14.21115	14.21115

64	9/25/2008	6.15	7.19	7.19	13.87723	13.93083	13.93083
65	10/25/2008	6.35	7.41	7.41	13.60448	13.65750	13.65750
66	11/25/2008	6.14	7.14	7.14	13.33852	13.39092	13.39092
67	12/25/2008	6.35	7.36	7.36	13.07914	13.13088	13.13088
68	1/25/2009	6.14	7.10	7.10	12.82613	12.87718	12.87718
69	2/25/2009	6.14	7.07	7.07	12.57928	12.62962	12.62962
70	3/25/2009	6.80	7.81	7.81	12.33839	12.38799	12.38799
71	4/25/2009	6.14	7.03	7.03	12.10329	12.15212	12.15212
72	5/25/2009	6.34	7.24	7.24	11.87377	11.92183	11.92183
73	6/25/2009	6.14	6.98	6.98	11.64968	11.69694	11.69694
74	7/25/2009	6.34	7.20	7.20	11.43084	11.47729	11.47729
75	8/25/2009	6.13	6.94	6.94	11.21709	11.26272	11.26272
76	9/25/2009	6.13	6.92	6.92	11.00828	11.05308	11.05308
77	10/25/2009	6.34	7.13	7.13	10.80425	10.84821	10.84821
78	11/25/2009	6.13	6.88	6.88	10.60486	10.64798	10.64798
79	12/25/2009	6.33	7.09	7.09	10.40997	10.45225	10.45225
80	1/25/2010	6.13	6.85	6.85	10.21945	10.26088	10.26088
81	2/25/2010	6.13	6.83	6.83	10.03316	10.07375	10.07375
82	3/25/2010	6.78	7.54	7.54	0.00000	0.00000	0.00000

ppay vector:

	YR1	YR2	YR3	
ARMS:	20c	35c	70c	40c LIFE
FIXED:	10c	10c	15c for Life	

Ameriquest Mortgage Company

Series 2003-AR2 Preliminary

MI Not Insured; OLTV > 60

2,258 records
Balance: 414,112,342

Deutsche Bank @

Documentation Level	Total Current Principal Balance	% by Total Current Principal Balance	Number of Loans	% of Number of Loans	Average Current Balance	Weighted Average Coupon	Weighted Average Margin	Weighted Average Maximum Rate	Weighted Average Minimum Rate	Weighted Average Months to Roll	Weighted Average Original Term	Weighted Average Stated Remaining Term	Weighted Average Seasoning	Weighted Average Original LTV	Back Ratio	FICO Score
Full Docs	231,499,216.44	100.00	1,320	100.00	175,378.19	7.963	6.451	13.999	7.999	22	357.78	356.33	1.45	83.54	40.29	572.5
Total:	231,499,216.44	100.00	1,320	100.00	175,378.19	7.963	6.451	13.999	7.999	22	357.78	356.33	1.45	83.54	40.29	572.5

Documentation Level	Total Current Principal Balance	% by Total Current Principal Balance	Number of Loans	% of Number of Loans	Average Current Balance	Weighted Average Coupon	Weighted Average Margin	Weighted Average Maximum Rate	Weighted Average Minimum Rate	Weighted Average Months to Roll	Weighted Average Original Term	Weighted Average Stated Remaining Term	Weighted Average Seasoning	Weighted Average Original LTV	Back Ratio	FICO Score
Limited	17,286,610.18	100.00	82	100.00	210,812.32	7.882	6.452	13.801	7.801	23	359.34	358.00	1.34	86.45	36.13	589.5
Total:	17,286,610.18	100.00	82	100.00	210,812.32	7.882	6.452	13.801	7.801	23	359.34	358.00	1.34	86.45	36.13	589.5

Documentation Level	Total Current Principal Balance	% by Total Current Principal Balance	Number of Loans	% of Number of Loans	Average Current Balance	Weighted Average Coupon	Weighted Average Margin	Weighted Average Maximum Rate	Weighted Average Minimum Rate	Weighted Average Months to Roll	Weighted Average Original Term	Weighted Average Stated Remaining Term	Weighted Average Seasoning	Weighted Average Original LTV	Back Ratio	FICO Score
Stated	165,326,515.48	100.00	856	100.00	193,138.45	8.260	6.436	14.246	8.246	23	358.29	356.97	1.32	87.32	39.32	601.4
Total:	165,326,515.48	100.00	856	100.00	193,138.45	8.260	6.436	14.246	8.246	23	358.29	356.97	1.32	87.32	39.32	601.4

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), was prepared solely by the Underwriter(s), is privileded and confidential, is intended for use by the addressee only, and may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purpose of evaluating such information. Prospective investors are advised to read carefully, and rely solely on, the final prospectus and prospectus supplement (the "Final Prospectus") related to the securities (the "Securities") in making their investment decisions. This material does not include all relevent information relating to the Securities described herein, particularly with respect to the risk and special considerations associated with an investment in the Securities. All information contained herein is preliminary and it is anticipated that such information will change. Any information contained herein will be more fully described in, and will be fully superseded by the preliminary prospectus supplement, if applicable, and Final Prospectus. Although the information contained in the material is based on sources the Underwriter(s) believe(s) to be reliable, the Underwriter(s) make(s) no representaion or warranty that such information is accurate or complete. Such information should not be viewed as projections, forcasts, predictions, or opinions with respect to value. Prior to making any investment decisions, a prospective investor shall receive and fully review the final Prospectus . NOTHING HEREIN SHOULD BE CONSIDERED AN OFFER TO SELL OR SOLICITATION OF ANY OFFER TO BUY ANY SECURITIES. The Underwriter(s) may hold long or short positions in or buy and sell Securities or related securities or perform for or solicit investment banking services from, any company mentioned herein.

Ameriquest Mortgage Securities, Inc. Series 2003-AR2
Class A-4

		NWC (1)	NWC (2)	NWC (3)
1	6/25/2003	4.62	4.62	9.60
2	7/25/2003	6.46	6.46	9.59
3	8/25/2003	6.25	6.25	9.58
4	9/25/2003	6.25	6.25	9.56
5	10/25/2003	6.46	6.46	9.54
6	11/25/2003	6.25	6.25	9.52
7	12/25/2003	6.46	6.46	9.50
8	1/25/2004	6.25	6.25	9.48
9	2/25/2004	6.25	6.25	9.45
10	3/25/2004	6.68	6.68	9.45
11	4/25/2004	6.25	6.25	9.40
12	5/25/2004	6.46	6.46	9.39
13	6/25/2004	6.25	6.25	9.37
14	7/25/2004	6.45	6.45	9.40
15	8/25/2004	6.24	6.24	9.38
16	9/25/2004	6.24	6.24	9.38
17	10/25/2004	6.45	6.45	9.40
18	11/25/2004	6.24	6.24	9.40
19	12/25/2004	6.45	6.45	9.41
20	1/25/2005	6.24	6.24	9.40
21	2/25/2005	6.23	6.23	9.40
22	3/25/2005	6.90	6.90	9.43
23	4/25/2005	6.23	6.23	9.40
24	5/25/2005	6.47	7.60	9.37
25	6/25/2005	6.25	7.31	9.39
26	7/25/2005	6.46	7.50	9.41
27	8/25/2005	6.24	7.21	9.45
28	9/25/2005	6.24	7.17	9.48
29	10/25/2005	6.44	7.36	9.47
30	11/25/2005	6.22	7.51	9.27
31	12/25/2005	6.42	7.69	9.19
32	1/25/2006	6.21	7.38	9.24
33	2/25/2006	6.21	7.31	9.23
34	3/25/2006	6.86	8.03	8.89
35	4/25/2006	6.19	7.19	9.19
36	5/25/2006	6.39	7.69	8.55
37	6/25/2006	6.19	7.42	7.42
38	7/25/2006	6.39	7.64	7.64
39	8/25/2006	6.18	7.37	7.37
40	9/25/2006	6.18	7.34	7.34
41	10/25/2006	6.39	7.56	7.56
42	11/25/2006	6.18	7.58	7.58
43	12/25/2006	6.38	7.80	7.80

44	1/25/2007	6.17	7.52	7.52
45	2/25/2007	6.17	7.49	7.49
46	3/25/2007	6.83	8.26	8.26
47	4/25/2007	6.17	7.43	7.43
48	5/25/2007	6.37	7.91	7.91
49	6/25/2007	6.17	7.62	7.62
50	7/25/2007	6.37	7.85	7.85
51	8/25/2007	6.16	7.56	7.56
52	9/25/2007	6.16	7.53	7.53
53	10/25/2007	6.37	7.75	7.75
54	11/25/2007	6.16	7.47	7.47
55	12/25/2007	6.36	7.69	7.69
56	1/25/2008	6.16	7.41	7.41
57	2/25/2008	6.16	7.38	7.38
58	3/25/2008	6.58	7.86	7.86
59	4/25/2008	6.15	7.33	7.33
60	5/25/2008	6.36	7.54	7.54
61	6/25/2008	6.15	7.27	7.27
62	7/25/2008	6.35	7.49	7.49
63	8/25/2008	6.15	7.22	7.22
64	9/25/2008	6.15	7.19	7.19
65	10/25/2008	6.35	7.41	7.41
66	11/25/2008	6.14	7.14	7.14
67	12/25/2008	6.35	7.36	7.36
68	1/25/2009	6.14	7.10	7.10
69	2/25/2009	6.14	7.07	7.07
70	3/25/2009	6.80	7.81	7.81
71	4/25/2009	6.14	7.03	7.03
72	5/25/2009	6.34	7.24	7.24
73	6/25/2009	6.14	6.98	6.98
74	7/25/2009	6.34	7.20	7.20
75	8/25/2009	6.13	6.94	6.94
76	9/25/2009	6.13	6.92	6.92
77	10/25/2009	6.34	7.13	7.13
78	11/25/2009	6.13	6.88	6.88
79	12/25/2009	6.33	7.09	7.09
80	1/25/2010	6.13	6.85	6.85
81	2/25/2010	6.13	6.83	6.83
82	3/25/2010	6.78	7.54	7.54

ppay vector:

	YR1	YR2	YR3	
ARMS:	20c	35c	70c	40c LIFE
FIXED:	10c	10c	15c for Life	

OLTV > 80				
MIFLAG	Current Principal Balance	% of Current Principal Balance	Number of Loans	% of Number of Loans
Radian Insured	374,922,339.42	56.00	1,983	56.00
No - Insurance	294,626,265.34	44.00	1,558	44.00
Total:	**669,548,604.76**	**100.00**	**3,541**	**100.00**

Ameriquest Mortgage Company
Series 2003-AR2 Preliminary
MI Not Insured; OLTV > 80
1,558 records
Balance: 294,626,265

Deutsche Bank @

Current Principal Balance ($)	Total Current Principal Balance	% by Total Current Principal Balance	Number of Loans	% of Number of Loans	Average Current Balance	Weighted Average Coupon	Weighted Average Margin	Weighted Average Maximum Rate	Weighted Average Minimum Rate	Weighted Average Months to Roll	Weighted Average Original Term	Weighted Average Stated Remaining Term	Weighted Average Seasoning	Weighted Average Original LTV	Back Ratio	FICO Score
50,000.01 - 75,000.00	8,263,698.01	2.80	121	7.77	68,295.02	8.955	6.497	14.904	8.904	23	358.96	357.67	1.29	88.58	35.58	586.6
75,000.01 - 100,000.00	19,474,998.80	6.61	225	14.44	86,555.55	8.556	6.489	14.497	8.497	23	355.98	354.66	1.32	89.04	37.54	585.9
100,000.01 - 125,000.00	24,557,458.53	8.34	217	13.93	113,168.01	8.567	6.498	14.555	8.555	23	355.95	354.65	1.30	89.06	38.00	586.6
125,000.01 - 150,000.00	21,326,657.08	7.24	155	9.95	137,591.34	8.465	6.485	14.467	8.467	23	358.53	357.10	1.43	88.82	38.32	583.5
150,000.01 - 175,000.00	21,309,586.46	7.23	131	8.41	162,668.60	8.177	6.482	14.131	8.131	22	360.00	358.61	1.39	89.21	38.35	590.6
175,000.01 - 200,000.00	22,455,726.44	7.62	120	7.70	187,131.05	8.332	6.430	14.352	8.352	23	358.11	356.81	1.30	88.79	40.68	583.9
200,000.01 - 225,000.00	19,567,173.28	6.64	92	5.91	212,686.67	7.950	6.463	13.969	7.969	22	358.02	356.57	1.45	88.79	41.43	591.2
225,000.01 - 250,000.00	22,292,764.38	7.57	94	6.03	237,157.07	7.896	6.403	13.895	7.895	22	356.22	354.52	1.70	89.43	39.31	592.9
250,000.01 - 275,000.00	21,396,217.95	7.26	82	5.26	260,929.49	7.964	6.458	14.004	8.004	22	360.00	358.43	1.57	88.66	40.29	590.1
275,000.01 - 300,000.00	18,187,427.53	6.17	63	4.04	288,689.33	7.737	6.346	13.641	7.641	22	357.17	355.77	1.40	88.91	42.08	604.6
300,000.01 - 400,000.00	71,633,206.35	24.31	204	13.09	351,143.17	7.636	6.437	13.707	7.707	23	358.26	356.92	1.34	90.42	41.02	615.2
400,000.01 - 500,000.00	23,656,768.58	8.03	53	3.40	446,354.12	7.443	6.454	13.486	7.486	23	357.74	356.44	1.30	89.77	39.57	622.3
500,000.01 - 600,000.00	504,581.95	0.17	1	0.06	504,581.95	6.950	0.000	0.000	0.000	0	360.00	359.00	1.00	89.86	39.00	742.0
Total:	294,626,265.34	100.00	1,558	100.00	189,105.43	8.017	6.450	14.028	8.028	22	357.92	356.53	1.39	89.38	39.76	598.7

Minimum: 60,265.66
Maximum: 504,581.95
Average: 189,105.43

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), was prepared solely by the Underwriter(s), is privileded and confidential, is intended for use by the addressee only, and may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purpose of evaluating such information. Prospective investors are advised to read carefully, and rely solely on, the final prospectus and prospectus supplement (the "Final Prospectus") related to the securities (the "Securities") in making their investment decisions. This material does not include all relevent information relating to the Securities described herein, particularly with respect to the risk and special considerations associated with an investment in the Securities. All information contained herein is preliminary and it is anticipated that such information will change. Any information contained herein will be more fully described in, and will be fully superseded by the preliminary prospectus supplement, if applicable, and Final Prospectus. Although the information contained in the material is based on sources the Underwriter(s) believe(s) to be reliable, the Underwriter(s) make(s) no representaion or warranty that such information is accurate or complete. Such information should not be viewed as projections, forcasts, predictions, or opinions with respect to value. Prior to making any investment decisions, a prospective investor shall receive and fully review the final Prospectus. NOTHING HEREIN SHOULD BE CONSIDERED AN OFFER TO SELL OR SOLICITATION OF ANY OFFER TO BUY ANY SECURITIES. The Underwriter(s) may hold long or short positions in or buy and sell Securities or related securities or perform for or solicit investment banking services from, any company mentioned herein.

Ameriquest Mortgage Securities, Inc. Series 2003-AR2
Class M-2 / Price = 100%
To Maturity / Trigger Event in Effect
Severity 60% / Lag to recovery: 12 months / Forward LIBOR

		4% CDR for 12 mo; 8% Life	4% CDR for 12 mo; 9% Life	4% CDR for 12 mo; 10% Life	4% CDR for 12 mo; 11% Life	4% CDR for 12 mo; 12% Life
15 for 12 30 for 12 20 for life (PPA1)	**Yield**	5.840	4.066	1.584	(1.884)	(8.744)
	Discount Margin	143.2	(31.9)	(280.5)	(633.4)	(1,340.9)
	Avg Life	12.80	13.27	14.03	15.41	20.11
	Modified Duration	9.00	9.12	9.39	9.87	10.55
	First Payment Prd	117	124	134	152	212
	Last Payment Prd	359	359	359	359	359
	Bond Loss %	13.28	35.83	57.66	78.14	97.11
	Total Collateral Loss %	13.57	14.63	15.64	16.59	17.50
30 for 12 45 for 12 35 for life (PPA2)	**Yield**	5.547	5.639	5.780	4.989	3.543
	Discount Margin	202.0	204.3	208.4	125.9	(17.7)
	Avg Life	6.34	6.63	7.08	7.34	7.44
	Modified Duration	5.45	5.65	5.94	6.12	6.21
	First Payment Prd	62	64	65	66	68
	Last Payment Prd	98	110	145	359	359
	Bond Loss %	0.00	0.00	0.00	8.77	20.11
	Total Collateral Loss %	7.64	8.24	8.83	9.40	9.95
15 for 24 60 for 24 35 for life (PPA3)	**Yield**	5.575	5.438	3.384	0.852	(2.078)
	Discount Margin	208.4	179.4	(26.2)	(282.5)	(583.0)
	Avg Life	6.19	6.85	7.04	7.29	7.62
	Modified Duration	5.33	5.78	5.95	6.20	6.51
	First Payment Prd	57	60	62	66	70
	Last Payment Prd	109	359	359	359	359
	Bond Loss %	0.00	3.59	19.17	34.78	50.01
	Total Collateral Loss %	9.18	9.97	10.74	11.50	12.24

Ameriquest Mortgage Company

Series 2003-AR2 Preliminary

MI Not Insured; OLTV > 60

1,944 records
Balance: 376,574,792

Deutsche Bank

Original Loan-to-Value Ratio (%)	Total Current Principal Balance	% by Total Current Principal Balance	Number of Loans	% of Number of Loans	Average Current Balance	Weighted Average Coupon	Weighted Average Margin	Weighted Average Maximum Rate	Weighted Average Minimum Rate	Weighted Average Months to Roll	Weighted Average Original Term	Weighted Average Stated Remaining Term	Weighted Average Seasoning	Weighted Average Original LTV	Back Ratio	FICO Score
60.01 - 65.00	11,645,661.15	3.09	64	3.29	181,963.46	8.271	6.463	14.430	8.430	23	359.37	358.07	1.30	63.87	40.55	554.3
65.01 - 70.00	16,672,278.94	4.43	80	4.12	208,403.49	7.733	6.425	13.887	7.887	23	357.57	356.46	1.11	68.85	39.09	577.7
70.01 - 75.00	31,922,310.52	8.48	176	9.05	181,376.76	8.381	6.413	14.424	8.424	23	358.53	357.19	1.33	74.37	39.02	560.6
75.01 - 80.00	41,296,201.36	10.97	243	12.50	169,943.22	8.355	6.466	14.350	8.350	22	357.55	356.13	1.41	79.53	38.74	562.9
80.01 - 85.00	52,102,422.33	13.84	287	14.76	181,541.54	8.282	6.432	14.278	8.278	22	358.84	357.34	1.50	84.44	37.41	584.2
85.01 - 90.00	123,123,512.11	32.70	642	33.02	191,781.17	8.089	6.460	14.102	8.102	23	357.92	356.59	1.33	89.69	37.88	607.1
90.01 - 95.00	99,812,405.55	26.51	452	23.25	220,823.91	7.903	6.449	13.907	7.907	23	358.01	356.74	1.27	94.64	39.78	633.2
Total:	376,574,791.96	100.00	1,944	100.00	193,711.31	8.110	6.448	14.129	8.129	23	358.11	356.77	1.34	86.14	38.65	599.1

Minimum: 60.15
Maximum: 95.00
Weighted Average by Original Balance: 86.14
Weighted Average by Current Balance: 86.14
Weighted Average Current LTV: 86.06

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), was prepared solely by the Underwriter(s), is privileded and confidential, is intended for use by the addressee only, and may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purpose of evaluating such information. Prospective investors are advised to read carefully, and rely solely on, the final prospectus and prospectus supplement (the "Final Prospectus") related to the securities (the "Securities") in making their investment decisions. This material does not include all relevent information relating to the Securities described herein, particularly with respect to the risk and special considerations associated with an investment in the Securities. All information contained herein is preliminary and it is anticipated that such information will change. Any information contained herein will be more fully described in, and will be fully superseded by the preliminary prospectus supplement, if applicable, and Final Prospectus. Although the information contained in the material is based on sources the Underwriter(s) believe(s) to be reliable, the Underwriter(s) make(s) no representaion or warranty that such information is accurate or complete. Such information should not be viewed as projections, forcasts, predictions, or opinions with respect to value. Prior to making any investment decisions, a prospective investor shall receive and fully review the final Prospectus. NOTHING HEREIN SHOULD BE CONSIDERED AN OFFER TO SELL OR SOLICITATION OF ANY OFFER TO BUY ANY SECURITIES. The Underwriter(s) may hold long or short positions in or buy and sell Securities or related securities or perform for or solicit investment banking services from, any company mentioned herein.

Ameriquest Mortgage Company
Series 2003-AR2 Preliminary
Fixed Rate
1,339 records
Balance: 249,999,347

Deutsche Bank @

Documentation Level	Total Current Principal Balance	% by Total Current Principal Balance	Number of Loans	% of Number of Loans	Average Current Balance	Weighted Average Coupon	Weighted Average Margin	Weighted Average Maximum Rate	Weighted Average Minimum Rate	Weighted Average Months to Roll	Weighted Average Original Term	Weighted Average Stated Remaining Term	Weighted Average Seasoning	Weighted Average Original LTV	Back Ratio	FICO Score
Full Docs	181,772,755.04	72.71	972	72.59	187,009.01	7.159	0.000	0.000	0.000	0	353.31	352.45	0.86	81.94	39.55	629.5
Stated	61,555,774.25	24.62	330	24.65	186,532.65	7.943	0.000	0.000	0.000	0	347.68	346.91	0.77	81.39	37.32	637.2
Limited	6,670,817.78	2.67	37	2.76	180,292.37	7.711	0.000	0.000	0.000	0	351.22	350.61	0.60	82.12	29.97	634.2
Total:	249,999,347.07	100.00	1,339	100.00	186,706.01	7.366	0.000	0.000	0.000	0	351.87	351.04	0.83	81.81	38.75	631.5

FICO Score	Total Current Principal Balance	% by Total Current Principal Balance	Number of Loans	% of Number of Loans	Average Current Balance	Weighted Average Coupon	Weighted Average Margin	Weighted Average Maximum Rate	Weighted Average Minimum Rate	Weighted Average Months to Roll	Weighted Average Original Term	Weighted Average Stated Remaining Term	Weighted Average Seasoning	Weighted Average Original LTV	Back Ratio	FICO Score
500 - 519	3,570,345.48	1.43	22	1.64	162,288.43	8.840	0.000	0.000	0.000	0	352.20	351.60	0.60	74.10	40.60	508.3
520 - 539	4,806,877.38	1.92	30	2.24	160,229.25	8.557	0.000	0.000	0.000	0	350.06	349.34	0.71	74.58	41.94	528.6
540 - 559	10,393,712.72	4.16	80	5.97	129,921.41	8.357	0.000	0.000	0.000	0	352.78	352.11	0.67	79.96	39.13	552.0
560 - 579	14,887,758.51	5.96	93	6.95	160,083.42	8.112	0.000	0.000	0.000	0	350.93	350.28	0.66	79.88	40.17	568.8
580 - 599	21,052,776.61	8.42	125	9.34	168,422.21	7.433	0.000	0.000	0.000	0	344.92	344.31	0.61	76.66	39.82	588.8
600 - 619	43,838,508.44	17.54	241	18.00	181,902.52	7.396	0.000	0.000	0.000	0	353.28	352.63	0.65	82.65	37.97	608.5
620 - 639	54,040,426.96	21.62	274	20.46	197,227.84	7.156	0.000	0.000	0.000	0	351.83	350.94	0.89	82.18	39.62	629.5
640 - 659	34,531,775.82	13.81	181	13.52	190,783.29	7.194	0.000	0.000	0.000	0	349.42	348.50	0.92	84.10	39.21	649.9
660 - 679	23,666,788.58	9.47	125	9.34	189,334.31	7.011	0.000	0.000	0.000	0	354.42	353.38	1.04	81.89	37.95	668.3
680 - 699	14,381,801.73	5.75	64	4.78	224,715.65	7.280	0.000	0.000	0.000	0	354.30	353.35	0.96	84.48	38.05	688.5
700 - 719	10,914,420.95	4.37	50	3.73	218,288.42	7.028	0.000	0.000	0.000	0	357.43	356.44	0.99	82.27	38.35	708.8
720 - 739	5,736,592.10	2.29	23	1.72	249,417.05	7.140	0.000	0.000	0.000	0	350.03	349.07	0.96	88.32	33.32	728.1
740 - 759	6,060,959.68	2.42	23	1.72	263,519.99	6.915	0.000	0.000	0.000	0	355.26	354.17	1.09	80.18	34.87	746.9
760 - 779	2,046,648.14	0.82	7	0.52	292,378.31	7.146	0.000	0.000	0.000	0	360.00	358.81	1.19	86.40	34.60	767.7
780 - 799	69,953.97	0.03	1	0.07	69,953.97	8.100	0.000	0.000	0.000	0	360.00	359.00	1.00	80.00	3.00	799.0
Total:	249,999,347.07	100.00	1,339	100.00	186,706.01	7.366	0.000	0.000	0.000	0	351.87	351.04	0.83	81.81	38.75	631.5

Minimum: 500
Maximum: 799
Weighted Average: 631.5
% UPB missing FICOs: 0.0

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), was prepared solely by the Underwriter(s), is privileded and confidential, is intended for use by the addressee only, and may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purpose of evaluating such information. Prospective investors are advised to read carefully, and rely solely on, the final prospectus and prospectus supplement (the "Final Prospectus") related to the securities (the "Securities") in making their investment decisions. This material does not include all relevent information relating to the Securities described herein, particularly with respect to the risk and special considerations associated with an investment in the Securities. All information contained herein is preliminary and it is anticipated that such information will change. Any information contained herein will be more fully described in, and will be fully superseded by the preliminary prospectus supplement, if applicable, and Final Prospectus. Although the information contained in the material is based on sources the Underwriter(s) believe(s) to be reliable, the Underwriter(s) make(s) no representaion or warranty that such information is accurate or complete. Such information should not be viewed as projections, forcasts, predictions, or opinions with respect to value. Prior to making any investment decisions, a prospective investor shall receive and fully review the final Prospectus. NOTHING HEREIN SHOULD BE CONSIDERED AN OFFER TO SELL OR SOLICITATION OF ANY OFFER TO BUY ANY SECURITIES. The Underwriter(s) may hold long or short positions in or buy and sell Securities or related securities or perform for or solicit investment banking services from, any company mentioned herein.

Ameriquest Mortgage Company

Series 2003-AR2 Preliminary

Deutsche Bank @

Fixed Rate
1,339 records
Balance: 249,999,347

Original Loan-to-Value Ratio (%)	Total Current Principal Balance	% by Total Current Principal Balance	Number of Loans	% of Number of Loans	Average Current Balance	Weighted Average Coupon	Weighted Average Margin	Weighted Average Maximum Rate	Weighted Average Minimum Rate	Weighted Average Months to Roll	Weighted Average Original Term	Weighted Average Stated Remaining Term	Weighted Average Seasoning	Weighted Average Original LTV	Back Ratio	FICO Score
15.01 - 20.00	125,000.00	0.05	1	0.07	125,000.00	6.450	0.000	0.000	0.000	0	180.00	180.00	0.00	20.00	34.00	653.0
20.01 - 25.00	191,048.84	0.08	3	0.22	63,682.95	7.294	0.000	0.000	0.000	0	236.49	235.49	1.00	23.49	27.39	595.2
30.01 - 35.00	559,532.90	0.22	4	0.30	139,883.23	6.939	0.000	0.000	0.000	0	360.00	359.00	1.00	32.10	27.18	678.0
35.01 - 40.00	903,862.70	0.36	5	0.37	180,772.54	6.564	0.000	0.000	0.000	0	360.00	358.61	1.39	38.24	33.06	635.5
40.01 - 45.00	1,357,866.77	0.54	11	0.82	123,442.43	6.943	0.000	0.000	0.000	0	339.45	338.73	0.72	42.90	37.92	627.5
45.01 - 50.00	1,923,357.43	0.77	14	1.05	137,382.67	6.796	0.000	0.000	0.000	0	348.38	347.45	0.93	47.70	37.84	593.3
50.01 - 55.00	3,457,281.30	1.38	24	1.79	144,053.39	7.264	0.000	0.000	0.000	0	344.82	344.21	0.61	52.69	38.34	595.4
55.01 - 60.00	9,284,094.02	3.71	48	3.58	193,418.63	7.006	0.000	0.000	0.000	0	339.24	338.33	0.91	58.01	39.62	622.9
60.01 - 65.00	8,397,924.71	3.36	45	3.36	186,620.55	7.061	0.000	0.000	0.000	0	348.82	348.15	0.66	63.54	36.37	622.0
65.01 - 70.00	15,364,105.46	6.15	78	5.83	196,975.71	6.832	0.000	0.000	0.000	0	352.17	351.29	0.87	68.46	40.38	628.9
70.01 - 75.00	20,318,269.91	8.13	107	7.99	189,890.37	7.215	0.000	0.000	0.000	0	349.72	348.85	0.87	73.59	38.49	618.7
75.01 - 80.00	39,367,578.47	15.75	214	15.98	183,960.65	7.326	0.000	0.000	0.000	0	354.65	353.68	0.98	79.37	38.81	627.9
80.01 - 85.00	37,410,881.62	14.96	207	15.46	180,728.90	7.392	0.000	0.000	0.000	0	356.01	355.08	0.93	84.15	37.13	623.2
85.01 - 90.00	69,379,505.28	27.75	370	27.63	187,512.18	7.507	0.000	0.000	0.000	0	350.05	349.29	0.76	89.38	38.65	638.0
90.01 - 95.00	41,959,037.66	16.78	208	15.53	201,726.14	7.634	0.000	0.000	0.000	0	354.83	354.12	0.71	94.54	40.54	646.8
Total:	249,999,347.07	100.00	1,339	100.00	186,706.01	7.366	0.000	0.000	0.000	0	351.87	351.04	0.83	81.81	38.75	631.5

Minimum: 20.00
Maximum: 95.00
Weighted Average by Original Balance: 81.81
Weighted Average by Current Balance: 81.81
Weighted Average Current LTV: 81.75

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), was prepared solely by the Underwriter(s), is privileded and confidential, is intended for use by the addressee only, and may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purpose of evaluating such information. Prospective investors are advised to read carefully, and rely solely on, the final prospectus and prospectus supplement (the "Final Prospectus") related to the securities (the "Securities") in making their investment decisions. This material does not include all relevent information relating to the Securities described herein, particularly with respect to the risk and special considerations associated with an investment in the Securities. All information contained herein is preliminary and it is anticipated that such information will change. Any information contained herein will be more fully described in, and will be fully superseded by the preliminary prospectus supplement, if applicable, and Final Prospectus. Although the information contained in the material is based on sources the Underwriter(s) believe(s) to be reliable, the Underwriter(s) make(s) no representaion or warranty that such information is accurate or complete. Such information should not be viewed as projections, forcasts, predictions, or opinions with respect to value. Prior to making any investment decisions, a prospective investor shall receive and fully review the final Prospectus. NOTHING HEREIN SHOULD BE CONSIDERED AN OFFER TO SELL OR SOLICITATION OF ANY OFFER TO BUY ANY SECURITIES. The Underwriter(s) may hold long or short positions in or buy and sell Securities or related securities or perform for or solicit investment banking services from, any company mentioned herein.

Ameriquest Mortgage Company
Series 2003-AR2 Preliminary
ARM
3,976 records
Balance: 750,001,202

Deutsche Bank @

Documentation Level	Total Current Principal Balance	% by Total Current Principal Balance	Number of Loans	% of Number of Loans	Average Current Balance	Weighted Average Coupon	Weighted Average Margin	Weighted Average Maximum Rate	Weighted Average Minimum Rate	Weighted Average Months to Roll	Weighted Average Original Term	Weighted Average Stated Remaining Term	Weighted Average Seasoning	Weighted Average Original LTV	Back Ratio	FICO Score
Full Docs	474,168,399.10	63.22	2,576	64.79	184,071.58	7.603	6.454	13.603	7.603	23	359.43	357.96	1.47	84.83	39.32	599.7
Stated	254,334,646.11	33.91	1,305	32.82	194,892.45	8.002	6.425	14.002	8.002	23	359.30	357.88	1.41	85.29	38.18	624.6
Limited	21,498,156.72	2.87	95	2.39	226,296.39	7.745	6.446	13.745	7.745	23	360.00	358.55	1.45	83.66	37.21	601.9
Total:	750,001,201.93	100.00	3,976	100.00	188,632.09	7.742	6.444	13.742	7.742	23	359.40	357.95	1.45	84.95	38.87	608.2

FICO Score	Total Current Principal Balance	% by Total Current Principal Balance	Number of Loans	% of Number of Loans	Average Current Balance	Weighted Average Coupon	Weighted Average Margin	Weighted Average Maximum Rate	Weighted Average Minimum Rate	Weighted Average Months to Roll	Weighted Average Original Term	Weighted Average Stated Remaining Term	Weighted Average Seasoning	Weighted Average Original LTV	Back Ratio	FICO Score
500 - 519	25,009,671.43	3.33	149	3.75	167,850.14	8.544	6.393	14.544	8.544	22	360.00	358.48	1.52	75.34	40.58	509.6
520 - 539	34,242,537.62	4.57	209	5.26	163,839.89	8.542	6.466	14.542	8.542	22	358.39	356.78	1.61	74.37	41.28	529.7
540 - 559	72,734,516.42	9.70	430	10.81	169,150.04	8.303	6.454	14.303	8.303	22	359.80	358.28	1.52	81.53	39.28	551.9
560 - 579	94,842,777.00	12.65	539	13.56	175,960.63	8.131	6.451	14.131	8.131	22	358.81	357.27	1.54	82.88	39.42	568.3
580 - 599	86,971,464.89	11.60	464	11.67	187,438.50	7.816	6.465	13.816	7.816	22	359.77	358.24	1.53	82.62	38.17	589.0
600 - 619	129,862,813.09	17.32	650	16.35	199,788.94	7.524	6.439	13.524	7.524	23	359.66	358.31	1.35	87.08	39.53	608.6
620 - 639	123,487,088.59	16.46	618	15.54	199,817.30	7.441	6.446	13.441	7.441	23	359.57	358.18	1.38	87.72	38.67	628.3
640 - 659	74,312,900.22	9.91	387	9.73	192,023.00	7.509	6.454	13.509	7.509	23	359.26	357.85	1.41	88.09	38.91	649.4
660 - 679	45,633,053.09	6.08	222	5.58	205,554.29	7.341	6.420	13.341	7.341	23	358.25	356.86	1.40	88.05	37.90	668.6
680 - 699	29,423,758.17	3.92	142	3.57	207,209.56	7.298	6.466	13.298	7.298	22	360.00	358.47	1.53	88.81	36.09	689.4
700 - 719	17,806,635.50	2.37	83	2.09	214,537.78	7.323	6.325	13.323	7.323	23	359.21	357.87	1.35	90.04	36.83	709.7
720 - 739	8,049,734.04	1.07	38	0.96	211,835.11	7.136	6.358	13.136	7.136	22	360.00	358.46	1.54	88.19	36.67	730.3
740 - 759	3,169,631.42	0.42	19	0.48	166,822.71	7.386	6.417	13.386	7.386	23	360.00	358.51	1.49	88.63	32.51	747.6
760 - 779	4,066,012.98	0.54	23	0.58	176,783.17	6.831	6.463	12.831	6.831	23	360.00	358.88	1.12	87.57	37.30	768.9
780 - 799	388,607.47	0.05	3	0.08	129,535.82	7.630	6.500	13.630	7.630	22	360.00	358.42	1.58	94.02	36.97	783.7
Total:	750,001,201.93	100.00	3,976	100.00	188,632.09	7.742	6.444	13.742	7.742	23	359.40	357.95	1.45	84.95	38.87	608.2

Minimum: 500
Maximum: 790
Weighted Average: 608.2
% UPB missing FICOs: 0.0

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), was prepared solely by the Underwriter(s), is privileded and confidential, is intended for use by the addressee only, and may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purpose of evaluating such information. Prospective investors are advised to read carefully, and rely solely on, the final prospectus and prospectus supplement (the "Final Prospectus") related to the securities (the "Securities") in making their investment decisions. This material does not include all relevent information relating to the Securities described herein, particularly with respect to the risk and special considerations associated with an investment in the Securities. All information contained herein is preliminary and it is anticipated that such information will change. Any information contained herein will be more fully described in, and will be fully superseded by the preliminary prospectus supplement, if applicable, and Final Prospectus. Although the information contained in the material is based on sources the Underwriter(s) believe(s) to be reliable, the Underwriter(s) make(s) no representaion or warranty that such information is accurate or complete. Such information should not be viewed as projections, forcasts, predictions, or opinions with respect to value. Prior to making any investment decisions, a prospective investor shall receive and fully review the final Prospectus. NOTHING HEREIN SHOULD BE CONSIDERED AN OFFER TO SELL OR SOLICITATION OF ANY OFFER TO BUY ANY SECURITIES. The Underwriter(s) may hold long or short positions in or buy and sell Securities or related securities or perform for or solicit investment banking services from, any company mentioned herein.

Ameriquest Mortgage Company
Series 2003-AR2 Preliminary
ARM
3,976 records
Balance: 750,001,202

Deutsche Bank @

Original Loan-to-Value Ratio (%)	Total Current Principal Balance	% by Total Current Principal Balance	Number of Loans	% of Number of Loans	Average Current Balance	Weighted Average Coupon	Weighted Average Margin	Weighted Average Maximum Rate	Weighted Average Minimum Rate	Weighted Average Months to Roll	Weighted Average Original Term	Weighted Average Stated Remaining Term	Weighted Average Seasoning	Weighted Average Original LTV	Back Ratio	FICO Score
20.01 - 25.00	99,833.96	0.01	1	0.03	99,833.96	6.950	6.500	12.950	6.950	22	360.00	358.00	2.00	22.94	37.00	720.0
25.01 - 30.00	581,276.31	0.08	3	0.08	193,758.77	6.727	6.500	12.727	6.727	23	360.00	358.68	1.32	26.59	37.84	663.3
30.01 - 35.00	510,281.32	0.07	6	0.15	85,046.89	8.290	6.500	14.290	8.290	23	360.00	358.85	1.15	32.02	34.00	564.4
35.01 - 40.00	715,298.54	0.10	6	0.15	119,216.42	8.896	6.500	14.896	8.896	23	360.00	358.72	1.28	36.41	38.39	568.1
40.01 - 45.00	1,865,857.33	0.25	11	0.28	169,623.39	7.398	6.500	13.398	7.398	23	341.57	340.36	1.21	43.20	41.52	592.6
45.01 - 50.00	2,864,303.86	0.38	21	0.53	136,395.42	7.644	6.500	13.644	7.644	23	353.76	352.55	1.21	48.58	38.74	588.8
50.01 - 55.00	4,950,027.71	0.66	29	0.73	170,690.61	7.318	6.500	13.318	7.318	23	360.00	358.62	1.38	52.40	42.28	574.2
55.01 - 60.00	13,070,192.81	1.74	67	1.69	195,077.50	8.396	6.474	14.396	8.396	23	359.45	358.12	1.33	57.92	37.26	578.3
60.01 - 65.00	20,536,241.49	2.74	106	2.67	193,738.13	7.678	6.457	13.678	7.678	22	360.00	358.47	1.53	63.74	39.60	574.1
65.01 - 70.00	26,025,149.81	3.47	127	3.19	204,922.44	7.445	6.443	13.445	7.445	23	360.00	358.70	1.30	68.74	39.28	584.4
70.01 - 75.00	57,104,673.37	7.61	294	7.39	194,233.58	7.810	6.439	13.810	7.810	23	360.00	358.62	1.38	74.20	39.66	576.4
75.01 - 80.00	100,878,885.22	13.45	549	13.81	183,750.25	7.678	6.399	13.678	7.678	22	359.22	357.68	1.54	79.48	37.98	593.1
80.01 - 85.00	103,869,954.17	13.85	555	13.96	187,153.07	7.811	6.435	13.811	7.811	22	359.64	358.12	1.52	84.40	38.34	596.3
85.01 - 90.00	240,198,651.15	32.03	1,315	33.07	182,660.57	7.808	6.451	13.808	7.808	23	359.35	357.88	1.46	89.73	38.28	612.0
90.01 - 95.00	176,730,574.88	23.56	886	22.28	199,470.17	7.644	6.458	13.644	7.644	23	359.34	357.95	1.40	94.74	40.12	640.0
Total:	750,001,201.93	100.00	3,976	100.00	188,632.09	7.742	6.444	13.742	7.742	23	359.40	357.95	1.45	84.95	38.87	608.2

Minimum: 22.94
Maximum: 95.00
Weighted Average by Original Balance: 84.95
Weighted Average by Current Balance: 84.95
Weighted Average Current LTV: 84.86

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), was prepared solely by the Underwriter(s), is privileded and confidential, is intended for use by the addressee only, and may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purpose of evaluating such information. Prospective investors are advised to read carefully, and rely solely on, the final prospectus and prospectus supplement (the "Final Prospectus") related to the securities (the "Securities") in making their investment decisions. This material does not include all relevent information relating to the Securities described herein, particularly with respect to the risk and special considerations associated with an investment in the Securities. All information contained herein is preliminary and it is anticipated that such information will change. Any information contained herein will be more fully described in, and will be fully superseded by the preliminary prospectus supplement, if applicable, and Final Prospectus. Although the information contained in the material is based on sources the Underwriter(s) believe(s) to be reliable, the Underwriter(s) make(s) no representaion or warranty that such information is accurate or complete. Such information should not be viewed as projections, forcasts, predictions, or opinions with respect to value. Prior to making any investment decisions, a prospective investor shall receive and fully review the final Prospectus. NOTHING HEREIN SHOULD BE CONSIDERED AN OFFER TO SELL OR SOLICITATION OF ANY OFFER TO BUY ANY SECURITIES. The Underwriter(s) may hold long or short positions in or buy and sell Securities or related securities or perform for or solicit investment banking services from, any company mentioned herein.

Ameriquest Mortgage Company

Series 2003-AR2 Preliminary

OLTV > 85 and Fixed Rate

578 records
Balance: 111,338,543

Deutsche Bank @

Documentation Level	Total Current Principal Balance	% by Total Current Principal Balance	Number of Loans	% of Number of Loans	Average Current Balance	Weighted Average Coupon	Weighted Average Margin	Weighted Average Maximum Rate	Weighted Average Minimum Rate	Weighted Average Months to Roll	Weighted Average Original Term	Weighted Average Stated Remaining Term	Weighted Average Seasoning	Weighted Average Original LTV	Back Ratio	FICO Score
Full Docs	80,119,815.23	100.00	411	100.00	194,938.72	7.280	0.000	0.000	0.000	0	352.70	351.95	0.75	91.31	40.28	640.2
Total:	80,119,815.23	100.00	411	100.00	194,938.72	7.280	0.000	0.000	0.000	0	352.70	351.95	0.75	91.31	40.28	640.2

Documentation Level	Total Current Principal Balance	% by Total Current Principal Balance	Number of Loans	% of Number of Loans	Average Current Balance	Weighted Average Coupon	Weighted Average Margin	Weighted Average Maximum Rate	Weighted Average Minimum Rate	Weighted Average Months to Roll	Weighted Average Original Term	Weighted Average Stated Remaining Term	Weighted Average Seasoning	Weighted Average Original LTV	Back Ratio	FICO Score
Limited	3,430,136.31	100.00	15	100.00	228,675.75	7.818	0.000	0.000	0.000	0	360.00	359.41	0.59	91.08	32.69	651.0
Total:	3,430,136.31	100.00	15	100.00	228,675.75	7.818	0.000	0.000	0.000	0	360.00	359.41	0.59	91.08	32.69	651.0

Documentation Level	Total Current Principal Balance	% by Total Current Principal Balance	Number of Loans	% of Number of Loans	Average Current Balance	Weighted Average Coupon	Weighted Average Margin	Weighted Average Maximum Rate	Weighted Average Minimum Rate	Weighted Average Months to Roll	Weighted Average Original Term	Weighted Average Stated Remaining Term	Weighted Average Seasoning	Weighted Average Original LTV	Back Ratio	FICO Score
Stated	27,788,591.40	100.00	152	100.00	182,819.68	8.313	0.000	0.000	0.000	0	348.38	347.65	0.73	91.38	37.54	643.2
Total:	27,788,591.40	100.00	152	100.00	182,819.68	8.313	0.000	0.000	0.000	0	348.38	347.65	0.73	91.38	37.54	643.2

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), was prepared solely by the Underwriter(s), is privileded and confidential, is intended for use by the addressee only, and may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purpose of evaluating such information. Prospective investors are advised to read carefully, and rely solely on, the final prospectus and prospectus supplement (the "Final Prospectus") related to the securities (the "Securities") in making their investment decisions. This material does not include all relevent information relating to the Securities described herein, particularly with respect to the risk and special considerations associated with an investment in the Securities. All information contained herein is preliminary and it is anticipated that such information will change. Any information contained herein will be more fully described in, and will be fully superseded by the preliminary prospectus supplement, if applicable, and Final Prospectus. Although the information contained in the material is based on sources the Underwriter(s) believe(s) to be reliable, the Underwriter(s) make(s) no representaion or warranty that such information is accurate or complete. Such information should not be viewed as projections, forcasts, predictions, or opinions with respect to value. Prior to making any investment decisions, a prospective investor shall receive and fully review the final Prospectus . NOTHING HEREIN SHOULD BE CONSIDERED AN OFFER TO SELL OR SOLICITATION OF ANY OFFER TO BUY ANY SECURITIES. The Underwriter(s) may hold long or short positions in or buy and sell Securities or related securities or perform for or solicit investment banking services from, any company mentioned herein.

Given : Price		PPA1	PPA2	PPA3
100.000000	Yield	2.085	5.619	5.609
	Discount Margin	-225.2	203.8	200.7
	Avg Life	13.29	6.57	6.63
	Modified Duration	9.04	5.60	5.63
	First Payment Prd	127	63	58
	Last Payment Prd	359	110	359
	Bond Loss %	54.08	0.00	1.34
	Total Collateral Loss %	15.42	8.34	9.84

Ameriquest Mortgage Company

Series 2003-AR2 Preliminary

OLTV > 85 and ARM

2,201 records
Balance: 416,929,226

Deutsche Bank @

Documentation Level	Total Current Principal Balance	% by Total Current Principal Balance	Number of Loans	% of Number of Loans	Average Current Balance	Weighted Average Coupon	Weighted Average Margin	Weighted Average Maximum Rate	Weighted Average Minimum Rate	Weighted Average Months to Roll	Weighted Average Original Term	Weighted Average Stated Remaining Term	Weighted Average Seasoning	Weighted Average Original LTV	Back Ratio	FICO Score
Full Docs	260,909,286.48	100.00	1,396	100.00	186,897.77	7.568	6.457	13.568	7.568	23	359.24	357.76	1.48	91.76	39.43	616.9
Total:	260,909,286.48	100.00	1,396	100.00	186,897.77	7.568	6.457	13.568	7.568	23	359.24	357.76	1.48	91.76	39.43	616.9

Documentation Level	Total Current Principal Balance	% by Total Current Principal Balance	Number of Loans	% of Number of Loans	Average Current Balance	Weighted Average Coupon	Weighted Average Margin	Weighted Average Maximum Rate	Weighted Average Minimum Rate	Weighted Average Months to Roll	Weighted Average Original Term	Weighted Average Stated Remaining Term	Weighted Average Seasoning	Weighted Average Original LTV	Back Ratio	FICO Score
Limited	10,167,704.06	100.00	42	100.00	242,088.19	7.573	6.405	13.573	7.573	23	360.00	358.72	1.28	90.79	34.72	613.8
Total:	10,167,704.06	100.00	42	100.00	242,088.19	7.573	6.405	13.573	7.573	23	360.00	358.72	1.28	90.79	34.72	613.8

Documentation Level	Total Current Principal Balance	% by Total Current Principal Balance	Number of Loans	% of Number of Loans	Average Current Balance	Weighted Average Coupon	Weighted Average Margin	Weighted Average Maximum Rate	Weighted Average Minimum Rate	Weighted Average Months to Roll	Weighted Average Original Term	Weighted Average Stated Remaining Term	Weighted Average Seasoning	Weighted Average Original LTV	Back Ratio	FICO Score
Stated	145,852,235.49	100.00	763	100.00	191,156.27	8.056	6.454	14.056	8.056	23	359.49	358.12	1.37	92.09	38.71	637.1
Total:	145,852,235.49	100.00	763	100.00	191,156.27	8.056	6.454	14.056	8.056	23	359.49	358.12	1.37	92.09	38.71	637.1

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), was prepared solely by the Underwriter(s), is privileded and confidential, is intended for use by the addressee only, and may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purpose of evaluating such information. Prospective investors are advised to read carefully, and rely solely on, the final prospectus and prospectus supplement (the "Final Prospectus") related to the securities (the "Securities") in making their investment decisions. This material does not include all relevent information relating to the Securities described herein, particularly with respect to the risk and special considerations associated with an investment in the Securities. All information contained herein is preliminary and it is anticipated that such information will change. Any information contained herein will be more fully described in, and will be fully superseded by the preliminary prospectus supplement, if applicable, and Final Prospectus. Although the information contained in the material is based on sources the Underwriter(s) believe(s) to be reliable, the Underwriter(s) make(s) no representaion or warranty that such information is accurate or complete. Such information should not be viewed as projections, forcasts, predictions, or opinions with respect to value. Prior to making any investment decisions, a prospective investor shall receive and fully review the final Prospectus. NOTHING HEREIN SHOULD BE CONSIDERED AN OFFER TO SELL OR SOLICITATION OF ANY OFFER TO BUY ANY SECURITIES. The Underwriter(s) may hold long or short positions in or buy and sell Securities or related securities or perform for or solicit investment banking services from any company mentioned herein.